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SEC FILE NUMBER
0-23340

CUSIP NUMBER
02364L109

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2005

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
America Service Group Inc.

Full Name of Registrant

Former Name if Applicable
105 Westpark Drive
Suite 200

Address of Principal Executive Office (Street and Number)
Brentwood, Tennessee 37027

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
As disclosed in the press release dated March 15, 2006 furnished to the Securities and Exchange Commission (the “SEC”) as an exhibit to a Form 8-K filed March 16, 2006, America Service Group Inc. (the “Company”) announced that the Audit Committee of its Board of Directors has concluded its internal investigation into certain matters related to the Company’s subsidiary, Secure Pharmacy Plus, LLC. Due to the recent conclusion to the internal investigation, the Company has not yet completed all the processes that it normally conducts in connection with the preparation of its year end financial statements. In addition, because the Company has not yet completed all the processes that it normally conducts in connection with the preparation of its year financial statements, the Company’s independent accounting firm is still in the process of completing its audit of the Company’s year end financial results. As a result, the Company was unable to file its Form 10-K for the year ended December 31, 2005 by its March 16, 2006 due date.

The Company currently anticipates that its Form 10-K for the year ended December 31, 2005 will be filed no later than March 31, 2006.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Michael W. Taylor	(615)	373-3100
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
Yes ☐ No ☒

Form 10-Q for quarter ended September 30, 2005 (expected to be filed at or about the same time as the Company’s Form 10-K for the year ended December 31, 2005).
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described in the Company’s press release dated March 15, 2006 furnished to the SEC as an exhibit to a Form 8-K filed March 16, 2006, the Company anticipates there will be a significant decline in its net income for the year ended December 31, 2005, as compared with the year ended December 31, 2004.

America Service Group Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 17, 2006	By	/s/ Michael W. Taylor

Michael W. Taylor
Senior Vice President and Chief
Financial Officer